UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of Emera Inc.                   CERTIFICATE PURSUANT TO RULE 24
et al on Form U-1 (File No.                 UNDER THE PUBLIC
70-9787)                                    UTILITY HOLDING COMPANY ACT OF 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, Emera Inc., a Canada corporation ("Emera"), certifies that it has acquired Bangor Hydro-Electric Company, a Maine corporation ("BHE"), and its public-utility subsidiary companies as proposed in the application/declaration to the Commission on Form U-1 (File No. 70-9787) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27445, dated October 1, 2001. Emera also certifies that the acquisition has been carried out in accordance with the terms and conditions of and for the purposes represented by the application/declaration and of the Commission's order with respect thereto.

Exhibits

     F-2 "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Emera has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                         /s/
                                         ---------------------------------------
                                         Richard J. Smith
                                         Corporate Secretary and General Counsel
                                         Emera Inc.

Date:    October 15, 2001



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EXHIBIT F-2

                                                                October 15, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Emera Inc., Bangor Hydro-Electric Co., File No. 070-9787

Dear Ladies and Gentlemen:

     Emera Incorporated ("Emera"), a company formed under the laws of the Province of Nova Scotia, Canada; Bangor Hydro-Electric Co. ("BHE"), a Maine electric public utility company and a holding company currently exempt by order under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"); Emera US Holdings Inc. ("Emera USH"), a wholly owned subsidiary of Emera; BHE Holdings Inc. ("BHEH"), a wholly owned subsidiary of Emera USH; and Bangor Var Co., Inc. ("Bangor Var"), a wholly owned subsidiary of BHE; collectively ("Applicants"), have received approval from the Commission in connection with Emera's application-declaration to acquire the outstanding common stock of BHE and its public-utility subsidiary companies (the "Merger"). Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001) (the "Merger Order"). Under the Merger Order, Emera also received financing, affiliate transaction, and other authorizations necessary to operate a registered holding company system in accordance with the Act. Emera, Emera USH and BHEH registered as holding companies under the Act on October 11, 2001.

     I am a member of the Barristers Society of the Province of Nova Scotia, Canada, the place of incorporation of Emera. For purposes of this opinion and to the extent I deemed necessary, I have relied on advice from counsel employed or retained by Emera, in particular, LeBoeuf, Lamb, Greene & MacRae, L.L.P., and Preti, Flaherty, Beliveau, Pachios & Haley, L.L.C., who are experts in the laws applicable to the Applicants.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts


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were not independently established, relied upon statements contained in the application-declaration.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

o No act or event other than as described herein has occurred subsequent to the date hereof which would change the opinions expressed below.

o Appropriate corporate actions have been taken by both the issuer and acquirer of the securities contemplated by the application-declaration and the documents transferring the securities have been duly authorized, executed and delivered.

o Each of the Applicants, and their subsidiaries involved in the Merger, was at the time of the Merger a duly incorporated corporation or duly formed limited liability company.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

     (a) all state and federal laws applicable to the proposed transactions have been complied with;
     (b) the issuer of any securities proposed in the application-declaration has been duly formed or incorporated under the laws of the jurisdiction in which it is domiciled;
     (c) such securities are, in the case of stock, validly issued, fully paid and nonassessable, and the holders thereof entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges;
     (d) in the case of debt securities, such securities are valid and binding obligations of the issuer or guarantor in accordance with their terms;
     (e) the Applicants have legally acquired any securities or assets subject to the Merger Order, and;
     (f) the consummation of the proposed transactions has not violated the legal rights of the holders of any securities issued by Emera, or by any associate company thereof.

     I hereby consent to the filing of this opinion as an exhibit to the application-declaration.

                                       Very truly yours,


                                       /s/
                                       ----------------------------------------
                                       Richard J. Smith
                                       Corporate Secretary and General Counsel
                                       Emera Inc.